EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
Set forth below is a direct subsidiary of the Company as of March 24, 2017. All of the voting securities of this subsidiary are owned by the Company.
Subsidiaries
J. C. Penney Corporation, Inc. (Delaware)
The names of other subsidiaries have been omitted because these unnamed subsidiaries, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.